Filed Pursuant to Rule 433
Registration No. 333-190911-06

Entergy Mississippi, Inc.

$375,000,000
First Mortgage Bonds,
2.85% Series due June 1, 2028

Final Terms and Conditions
May 10, 2016

Issuer:	Entergy Mississippi, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	May 10, 2016

Settlement Date (T+3):	May 13, 2016

Principal Amount:	$375,000,000

Interest Rate:	2.85%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	December 1, 2016

Final Maturity Date:	June 1, 2028

Optional Redemption Terms:	Make-whole call at any time prior to March 1, 2028 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	1.625% due February 15, 2026

Spread to Benchmark Treasury:	110 bps

Benchmark Treasury Price:	9827+

Benchmark Treasury Yield:	1.753%

Re-offer Yield:	2.853%

Price to Public:	99.968% of the principal amount

Net Proceeds Before Expenses:	$372,348,750

CUSIP / ISIN:	29364N AT5 / US29364NAT54

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Mizuho Securities USA Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	Mischler Financial Group, Inc.
The Williams Capital Group, L.P.

The pro forma ratio of earnings to fixed charges for the twelve months ended December 31, 2015 was 4.06 and for the three months ended March 31, 2016 was 3.22.
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (ii) Mizuho Securities USA Inc. toll free at 1-866-271-7403, (iii) Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or (iv) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.